Exhibit 5.2

1540 Broadway New York, NY 10036-4039	Tel 212.858.1000 Fax 212.858.1500 www.pillsburylaw.com

September 1, 2005

Cascade Natural Gas Corporation

222 Fairview Avenue North

Seattle, Washington 98109

Ladies and Gentlemen:

Cascade Natural Gas Corporation, a Washington corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (Registration No. 333-69516) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to up to $150,000,000 maximum aggregate offering price of securities, which was declared effective by the Commission on October 11, 2001.  On September 1, 2005, the Company issued and sold $15,000,000 principal amount of its 5.21% Notes due September 1, 2020 (the “Notes”) pursuant to the Company’s Indenture, dated as of August 1, 1992, with The Bank of New York, as trustee (as supplemented and amended through the date hereof, and including the terms of the Notes set forth in an Officers’ Certificate pursuant to Section 301 thereof, the “Indenture”).

In connection with the issuance and sale of the Notes by the Company, we have reviewed originals (or copies certified or otherwise identified to our satisfaction) of the Registration Statement, the Restated Articles of Incorporation and Restated Bylaws of the Company as in effect on the date hereof, the Indenture, a specimen of the Notes, corporate and other documents, records and papers and certificates of public officials.  In connection with such review, we have assumed the genuineness of all signatures, the conformity to the originals of the documents submitted to us as certified or photostatic copies, the authenticity of the originals of such documents and all documents submitted to us as originals and the correctness of all statements of fact contained in all such original documents.  No opinion is expressed regarding compliance with covenants in any agreement to which the Company or any of its affiliates is a party, or in any regulatory order pertaining to the Company or any of its affiliates, incorporating calculations of a financial or accounting nature.

We are members of the Bar of the State of New York and, for purposes of this opinion, do not hold ourselves out as experts on the laws of any jurisdiction other than the State of New York.  We have relied upon an opinion of even date herewith of Hillis Clark Martin & Peterson, P.S., counsel for the Company, with respect to the due authorization of the Notes by the Company and other matters of Washington and Oregon law related to this opinion.

On the basis of such review, we are of the opinion that the Notes constitute the valid and binding obligations of the Company, except as may be limited by (i) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or other similar laws affecting enforcement of creditors’ rights, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) concepts of materiality, reasonableness, good faith and fair dealing and the discretion of the court before which any proceeding may be brought.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K filed on September 1, 2005.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,
/s/	Pillsbury Winthrop Shaw Pittman LLP